                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                        Securities Exchange Act of 1933



                           For the month of March 2006




                                BANCOLOMBIA S.A.
                                ----------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                               ------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F     [X]                   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes             [ ]                   No        [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)
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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).
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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)




Date: March 2, 2006                 By  /s/  JAIME ALBERTO VELASQUEZ B.
                                      ----------------------------------
                                             Name:  Jaime Alberto Velasquez B.
                                             Title:    Vice President of Finance


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                           [BANCOLOMBIA COMPANY LOGO]

                RESOLUTIONS OF THE GENERAL SHAREHOLDERS' MEETING
                               OF BANCOLOMBIA S.A.

                                  MARCH 2, 2006

At the annual General Shareholders' Meeting of Bancolombia S.A held today, March 2, 2006, Bancolombia shareholders approved the Bank's nonconsolidated and consolidated financial statements as of December 31, 2005, and their respective notes as well as the Directors' and Officers' annual report.

At the same meeting shareholders of Bancolombia approved a partial amendment to the Bank's by-laws that will be filed with the SEC and made available in English through Bancolombia's web page www.bancolombia.com.co

CHANGES IN THE BOARD OF DIRECTORS

In accordance with the amendment to the Banks by-laws that was approved at the meeting, which increased the number of principal and alternate directors from five to seven, shareholders at the meeting chose the following individuals to serve as members of the Board of Directors of Bancolombia for the April 2006 - March 2008 period.

Principal Directors                            Alternate Directors
Juan Camilo Ochoa Restrepo                     David Bojanini Garcia
Jose Alberto Velez Cadavid                     Carlos Raul Yepes Jimenez
Carlos Enrique Piedrahita Arocha               Juan Sebastian Betancur Escobar
Gonzalo Alberto Perez Rojas                    Carlos Mario Giraldo Moreno
Ricardo Sierra Moreno                          Francisco Moncaleano Botero
Juan Camilo Restrepo Salazar                   Luis Alberto Zuleta Jaramillo
Alejandro Gaviria Uribe                        Maria Angelica Arbelaez Restrepo



PROFIT DISTRIBUTION

In addition, the shareholders of Bancolombia approved the distribution of profits earned by the Bank for fiscal year 2005 as proposed by the Bank's Board of Directors. In accordance with the Board's proposal, after retaining the reserve necessary under Colombian law and creating a mandatory reserve for investment portfolio valuation, a quarterly dividend of COP 127 per share per quarter for a total of COP 508 per year was approved, to be paid after the last business day of each calendar quarter (April 3, July 4, October 2, 2006 and January 2, 2007). The approved dividend represents a 35.1% increase over the dividend paid in 2005.

Additionally, in order to encourage Bancolombia's growth in fiscal year 2006, the Board's proposal for an appropriation of COP 286,307 million to increase the mandatory reserve was approved.

                       DECISIONS OF THE BOARD OF DIRECTORS
                                  MARCH 2, 2006

In its meeting today, the Board of Directors of Bancolombia approved a partial amendment of the Bank's Corporate Governance Code which will also be filed with the SEC and made available in English through Bancolombia's Web Page www.bancolombia.com.co